Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

July 26, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Re: Supplementary Immediate Report — Approval of Order by Agreement

Bezeq hereby supplements its Immediate Report dated May 3, 2020 (Reference No. 2020-01-039022) regarding Bezeq’s signing of an agreement related to an order by agreement in connection with a notice of intent to charge Bezeq. That report also described the possible imposition of a financial sanction on Bezeq in connection with a request for transfer of information and data as part of an audit of Bezeq carried out by the Israeli Competition Authority.

Bezeq furthermore hereby supplements the description of this matter in Section 2.16.8.7 of the chapter describing Bezeq’s business in Bezeq’s annual report for the year 2019 and in the update to that section in Bezeq’s quarterly report for the quarter ended March 31, 2020.

Bezeq hereby reports that on July 24, 2020, the Israeli Competition Court approved the foregoing agreement between the Israeli Competition Authority and Bezeq, and granted the agreement the legal validity of an order.

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.